February 21, 2025

Marcela Castro
Chief Financial Officer
IperionX Limited
129 W Trade Street Suite 1405
Charlotte, North Carolina 28202

       Re: IperionX Limited
           Form 20-F for the Fiscal Year ended June 30, 2024
           Filed October 30, 2024
           File No. 001-41338
Dear Marcela Castro:

        We have reviewed your February 18, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our February
5, 2025 letter.

Form 20-F for the Fiscal Year ended June 30, 2024
Business Overview
Our Production Facilities, page 34

1. We note that you included some proposed disclosures in response to prior comment one regarding government funding utilized in constructing your Titanium Production
       Facility (TPF) and understand that you incur the expenditures that are expected to be covered by the arrangement in advance of requesting and receiving the funds.

       Please further revise the disclosures that you have proposed to clarify the following with respect to costs and funding under the arrangement.
           the criteria that defines permissible expenditures the extent to which costs incurred that were funded or that are expected to be
           funded were capitalized or expensed in advance of requesting reimbursement
 February 21, 2025
Page 2

             the manner of accounting for funds that are received in offsetting or reversing the entries related to your initial accounting for costs
             the nature and utility of the assets acquired and their relevance to the functional processes that comprise the TPF
             the amount of funds received under the arrangement each period and cumulatively

      With regard to the fourth point above and your disclosure on page 36, stating that funds are "...being applied towards the TPF to reach its initial Phase I production capacity of 125 tpa.," it should be clear whether assets acquired with the funds have become integral to the operation of the facility, and if so whether there would be any practical approach to relinquishing those assets to the government without jeopardizing your ability to operate the TPF. Please address this uncertainty in the context of Item 3.D of Form 20-F by describing the risk of being unable to operate the
      TPF if you are required to return assets acquired with government funds.

2. Given your disclosures indicating that the governement funds received may eventually become a grant, disclose your expectations in this regard, and explain how
      this would be reported in your financial statements and how you would consider the nature of the expenditures that had been made in accounting for the event.

      With regard to your accounting policy, please clarify how the amounts expended and received each period are reflected in your financial statements (e.g. in the balance sheets, statements of operations, and statements of cash flows), considering that expenditures are made before you submit requests for reiumbursement.

      On a related point, tell us why the increase in Trade and Other Receivables shown in
      Note 6 on page F-17, which includes a $1.7 million receivable related to the contract, appears as a reconciling item (a negative adjustment) in determining operating cash flows in Note 5. Please clarify why there would be a credit reflected in the loss, as suggested by this presentation, and provide us with a schedule of all related expenditures and funding that is reflected in your financial statements, including the amounts and line items in which the activity has been reported.

      Please also provide us with a schedule of the amounts ascribed to assets for which funding was received and that are no longer reported in your financial statements as of
      June 30, 2024, reconciled to the cumulative funding received at that point, and showing the amounts expended in relation to your $13.4 million commitment, along with details of how those amounts are reported in your financial statements.

3. We understand from your response to prior comment one that you would prefer to not file the government contract as an exhibit, although you did not address the 15%
      threshold that is mentioned in Instruction 4(b)(iii) to the Form 20-F exhibit guidance, regarding the value of the contract relative to that threshold based on total assets.
 February 21, 2025
Page 3

       Please explain to us how you considered that funds are being utilized to acquire assets that you would ordinarily capitalize and the uncertainty of whether those assets will ultimately be conveyed to you in the form of a grant. Please submit the entire contract as supplemental information along with your reply for our review.


       Please contact Lily Dang at 202-551-3687 or John Cannarella at 202-551-3337 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation